Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated May 27, 2009
Relating to Prospectus Dated February 13, 2009
Registration Statement No. 333-155933
3,109,975 Ordinary Shares
Terms and Conditions

Issuer:	Telvent GIT, S.A. (“Telvent” or “the Company”)

Selling Shareholder:	An indirect wholly-owned subsidiary of Abengoa, S.A., Telvent Corporation, S.L. Abengoa, S.A. beneficially owns 21,777,470 ordinary shares of the Company through two subsidiaries, Telvent Corporation, S.L., which owns 19,542,870 shares, and Siema AG, which owns 2,234,600 shares. Following the offering, Telvent Corporation, S.L. will own 16,432,895 shares (15,966,400 shares if the over-allotment option is exercised in full).

Securities Offered:	3,109,975 ordinary shares

Offering Price:	$18.50 (USD) per share

Over-Allotment Option:	The selling shareholder has agreed to grant the Underwriters an over-allotment option of 466,495 additional ordinary shares, exercisable in whole or in part at the same price per share until June 26, 2009, to cover over-allotments, if any.

Use of Proceeds:	The Company will not receive any of the proceeds of the offering.

Form of Offering:	Firm-commitment underwritten public offering pursuant to a registration statement on Form F-3 that was filed on December 4, 2008 and declared effective on February 13, 2009.

Listing:	The Shares are listed on the Nasdaq Global Select Market under the symbol “TLVT”

Trade Date:	May 28, 2009

Settlement Date:	June 2, 2009

Lock-Up Provisions:	The Company, its directors and executive officers and the selling shareholder have agreed to certain lock-up provisions with regard to future sales of the Company’s ordinary shares and any securities convertible into, exchangeable for or that represent the right to receive ordinary shares for a period of ninety (90) days after the offering.

Eligibility:	No eligibility restrictions of the Shares in the United States. The Shares may be sold to Canadian residents who qualify as institutional accredited investors under applicable Canadian securities laws, in transactions that are exempt from the registration and prospectus requirements of such laws. Any Shares sold to Canadian residents may be resold only in accordance with further exemptions from such registration and prospectus requirements.

Underwriters:	Canaccord Adams Inc. is acting as the sole book-running manager for the offering.

CUSIP:	E90215109
     Telvent has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the final prospectus when available, and other documents Telvent has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Telvent, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the final prospectus if you request it by calling Canaccord Adams at 1-800-225-6201.